Orange Comet, Inc.



Consolidated Financial Statements
As of and for the Years Ended December 31, 2024, and 2023

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS



CPAs & Management Advisors

Independent Auditor's Report

To the Board of Directors
Orange Comet, Inc.
Burbank, California

We have audited the consolidated financial statements of ORANGE COMET, INC. and its subsidiary (the Company), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in shareholders' equity and cash flows for the fiscal year then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 1 regarding the consolidated financial statements, the company has incurred losses from inception and has indicated that substantial doubt exists about the company's ability to continue as a going concern. The management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Orange Comet, Inc. and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements for the year ended December 31, 2023, and accordingly, we do not express an opinion or any form of assurance on the 2023 financial statements. Our opinion on the 2024 consolidated financial statements does not cover the 2023 comparative information, and we assume no responsibility.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our

opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

As part of our audit in accordance with GAAS we:

- Exercise professional judgement and maintain professional skepticism through the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

Brickstone & Associates, LLC CPA

April 18, 2025
VA 134338

BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

ORANGE COMET, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,		
	2024		**2023**
ASSETS			
Current assets:			
Cash	$ 388	$	7,333
Accounts receivable	20		—
Prepaid expenses and other current assets	101		175
Digital assets, net	49		136
Total current assets	(955)		7,544
Restricted cash	0		998
Property and equipment, net	156		240
Intangible assets, net	7,047		8,622
Goodwill	6,099		6,099
Other noncurrent assets	192		67
Total assets	$ 14,052	$	23,570
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 1,162	$	154
Accrued expenses and other current liabilities	98		131
License fees payable, current portion	4,660		1790
Convertible debt	—		400
SAFE liabilities	2,831		2,376
Total current liabilities	8,751		4,851
License fees payable, net of current portion	4,528		5,324
Warrant liabilities	5,284		4,287
Convertible debt	12,097		5,383
Other noncurrent liabilities	1,500		1,500
Total liabilities	31,890		21,345
Commitments and contingencies (Note 15)			
Stockholders' equity:			
Common stock, $0.001 par value; 80,000,000 shares authorized as of December 31, 2024, and 2023; 19,058,052 and 18,625,210 shares issued and outstanding as of December 31, 2024, and 2023, respectively	20		19
Additional paid-in capital	58,858		50,674
Accumulated deficit	(76,716)		(48,468)
Total stockholders' equity	(17,838)		2,225
Total liabilities and stockholders' equity	$ 14,052	$	23,570

The accompanying notes are an integral part of these consolidated financial statements.

ORANGE COMET, INC.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	December 31,	
	2024	**2023**
Revenue	$ 10	$ 367
Cost of revenue	2,194	1,071
Gross profit (loss)	(2,184)	(704)
Operating expenses:		
Selling and marketing	373	1,939
General and administrative	9,322	9,854
Research and development	8,989	8,842
Realized gain on disposal of digital assets	(1)	(29)
Impairments and unrealized gains and losses on digital assets	(8)	54
Total operating expenses	18,766	20,660
Operating loss	(20,950)	(21,364)
Interest expense, net	(2,563)	(628)
Gain on contract termination	0	540
Change in fair value of warrants and SAFEs	(4,733)	1,161
Loss before (provision) benefit for income taxes	(28,246)	(20,291)
Income tax (provision) benefit	(2)	(2)
Net loss	$ (28,248)	$ (20,293)
Net loss per common share:		
Basic and diluted	$ (1.45)	$ (1.10)
Weighted average common shares outstanding:		
Basic and diluted	19,446,380	18,471,539

The accompanying notes are an integral part of these consolidated financial statements.

ORANGE COMET, INC.
Consolidated Statements of Stockholders' Equity
(in thousands, except shares)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance as of January 1, 2023	17,190,000	$ 17	$ 37,429	$ (28,175)	$ 9,271
Issuance of warrants in connection with SAFEs	—	—	848	—	848
Conversion of SAFEs into common stock	529,648	1	2,647	—	2,648
Exercise of common stock options	120	—	—	—	—
Issuance of common stock in connection with private placement offering, net of issuance costs of $0.2 million	905,442	1	2,887	—	2,888
Stock-based compensation	—	—	6,863	—	6,863
Net loss	—	—	—	(20,293)	(20,293)
Balance as of December 31, 2023,	18,625,210	$ 19	$ 50,674	$ (48,468)	$ 2,225
Issuance of common stock in connection with Reg CF	339,984	1	1,926	—	1,927
Issuance of common stock in connection with Co-Founder Stock Purchase	92,858	—	650	—	650
Stock-based compensation	—	—	5,608	—	5,608
Net loss	—	—	—	(28,248)	(28,248)
Balance as of December 31, 2024	19,058,052	$ 20	$ 50,674	$ (48,468)	$ (17,838)

The accompanying notes are an integral part of these consolidated financial statements.

ORANGE COMET, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (28,248)	$ (20,293)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,953	1,714
Stock-based compensation	5,608	6,863
Noncash interest expense on license fee liabilities and IP contracts	1,144	574
Change in fair value of warrant and SAFE liabilities	958	(1,161)
Gain on contract termination	—	(540)
Impairment of intangible assets	91	—
Digital assets received as revenue	(3)	(329)
Digital asset payments for expenses	—	111
Digital asset impairment charges	(10)	54
Realized gain on disposal of digital assets	—	(29)
Changes in operating assets and liabilities, net of amounts acquired:		
Accounts receivable	(20)	38
Prepaid expenses and other current assets	74	224
Accounts payable	1,008	(79)
Accrued expenses and other current liabilities	(3)	(295)
Other noncurrent assets	(125)	(67)
Other noncurrent liabilities	—	200
Net cash used in operating activities	(16,603)	(13,015)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(95)	(255)
Cash acquired in MSL acquisition	—	—
Payments for intangible assets	(630)	(860)
Proceeds from the disposal of digital assets held	—	260
Net cash (used in) provided by investing activities	(725)	(855)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of SAFEs (net of issuance costs of $0.3 million)	—	2,633
Net proceeds from convertible debt transactions	6,808	6,650
Net proceeds from the Private Placement Transaction (net of issuance costs of $0.3 million)	—	7,005
Net Proceeds from Reg CF	1,927	—
Net Proceeds from Co-Founder Stock Purchase	650	—
Proceeds from Sale of Future NFT Revenues (see Note 8)	—	1,300
Net cash provided by financing activities	9,385	17,588
Net change in cash and restricted cash	(7,943)	3,718
Cash and restricted cash at beginning of period	8,331	4,613
Cash and restricted cash at end of period	$ 388	$ 8,331
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ —	$ —
Cash paid for interest	$ —	$ —
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Purchase of NFTs with cryptocurrency	$ —	$ 1
Conversion of 2022 SAFEs into common stock and warrants	$ —	$ 3,535
Noncash consideration for intangible asset acquisitions	$ 1,290	$ 8,031

The accompanying notes are an integral part of these consolidated financial statements.

1. *Description of Business*

Orange Comet, Inc. ("Orange Comet" or the "Company") was incorporated on April 8, 2021. The Company was redomiciled on June 14, 2022 to the State of Delaware and is headquartered in Burbank, California. Mint State Labs, Inc. ("MSL" or the "Subsidiary") was acquired on December 21, 2022 and is a wholly owned subsidiary of the Company.

Orange Comet is a next generation gaming and entertainment company, creating immersive gaming and entertainment experiences. Since Orange Comet's inception, the Company has worked with different entertainment properties and influential figures to create immersive environments with next-generational gaming experiences. Through the use of next generation gaming technology, players can own in-game assets.

Risks and Uncertainties

The Company is subject to a number of risks similar to other technology companies including, but not limited to, rapid technological changes, ability to design and develop new products, competition from substitute products, and protection of proprietary rights. Additionally, factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, continued demand for the Company's products, stability of global financial markets, cybersecurity breaches, and other disruptions that could compromise the Company's information or results, business disruptions that are caused by natural disasters or pandemic events, geopolitical issues, government regulations and oversight, and dependence on key individuals.

Going Concern

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. Through December 31, 2024, the Company has generated recurring losses. As reflected in the accompanying consolidated financial statements for the year ended December 31, 2024, the Company incurred a net loss of $28.2 million and negative cash flows from operating activities of $16.6 million and as of December 31, 2024, the Company had an accumulated deficit of $76.7 million. The Company has historically been dependent on debt and equity financings to fund its operations.

For the Company to continue operations beyond the 12 months following the issuance of these consolidated financial statements and be able to discharge its liabilities and commitments in the normal course of business, it must generate cash from operations or raise additional funds when needed. The Company intends to seek additional capital and may do so through various financing sources, including the sale of equity and debt securities. However, there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. As a result, there is substantial doubt regarding the Company's ability to continue as a going concern for 12 months following the issuance of these consolidated financial statements.

2. *Summary of Significant Accounting Policies*

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and include the accounts of the Company and its wholly-owned subsidiary, MSL. References to "ASU" included hereinafter refers to Accounting Standards Update established by the FASB. All intercompany balances and transactions have been eliminated in consolidation.

In March 2023, the Company and a creative partner formed a joint venture to create new works, stories, and other potential forms of media. As of December 31, 2024, the joint venture has no assets, has not been capitalized with any debt, and has not had any operating activities. The Company holds a 50% equity investment in the joint venture which is a variable interest entity ("VIE"); however, the Company has determined that it is not the primary beneficiary, as it does not have the power to direct the activities of a VIE that most significantly impact the entity's economic performance.

Comparative Information

The Company's consolidated financial statements include comparative information for the year ended December 31, 2023. The previous year's amounts have not been audited and are presented for informational purposes only. No opinion or assurance is provided on the 2023 financial statements.

Reclassifications
Certain reclassifications have been made to the prior periods consolidated financial statements in order to conform to the current period presentation. These reclassifications were limited to reclassifications within the consolidated balance sheet and did not impact any prior amounts of total assets, total liabilities, total stockholders' equity, net loss or net cash flows.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that can affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include, but are not limited to, the assessment of the useful life of intangible assets, assumptions used in assessing impairment of long-lived assets, digital assets, intangible assets, and goodwill, the valuation of stock-based compensation awards, fair value of assets acquired and liabilities assumed in businesses combinations, valuation of intangible assets, valuation of financial instruments, and the provisions for income taxes. Actual results could differ from results expected on the basis of those estimates, and such differences could be material to the Company's future results of operations and financial condition.

Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company determined that the Chief Executive Officer is the Company's CODM. The CODM reviews financial information for the Company on a consolidated basis. As such, the Company has determined that it operates a single reportable segment.

Fair Value of Financial Instruments
The Company measures certain assets and liabilities at fair value on a recurring or nonrecurring basis. Fair value is defined as the price that is expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The three levels of the fair value hierarchy are described below:

- *Level 1:* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- *Level 2:* Inputs other than quoted prices in active markets for identical assets or liabilities that are observable, either directly or indirectly.
- *Level 3:* Unobservable inputs for which there is little or no market data.

The categorization of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The valuation techniques used by the Company when measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs. Long-lived assets, goodwill, and intangible assets, including digital assets, are subject to nonrecurring fair value measurements for the assessment of impairment. All SAFE instruments, certain liability-classified warrants, and convertible debt are subject to recurring fair value measurements.

The following table presents information about the Company's Level 3 financial instruments subject to recurring fair value measurements as of December 31, 2023 (in thousands):

	SAFE Liabilities	Warrant Liabilities	Convertible Debt
Balance as of January 1, 2023	$ —	$ —	$ —
Issuance of new instruments	2,034	5,935	5,783
Conversions or settlements	(3,535)	—	—
Change in fair value measurement	487	(1,648)	—
Balance as of December 31, 2023	2,376	4,287	5,783
Issuance of new instruments	—	494	2,941
Conversions or settlements	—	—	(400)
Change in fair value measurement	455	503	3,773
Balance as of December 31, 2024	$ 2,831	$ 5,284	$ 12,097

Refer to Note 9, Note 10, and Note 11 for additional details.

Business Combinations and Asset Acquisitions
In accordance with ASC 805, *Business Combinations* ("ASC 805"), upon an acquisition, the Company performs an initial test to determine whether substantially all of the fair value of the gross assets transferred is concentrated in a single identifiable asset or a group of similar identifiable assets, such that the acquisition would represent an asset acquisition rather than a business combination. If that test indicates that the set of assets and activities is a business, the Company then performs a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test suggests that the acquired assets and activities constitute a business, the Company accounts for the transaction as a business combination.

For transactions accounted for as business combinations, the Company allocates the fair value of acquisition consideration to the acquired identifiable assets and liabilities assumed based on their estimated fair values. The excess of the fair value of acquisition consideration over the fair value of acquired identifiable assets and liabilities assumed is recognized as goodwill. During the measurement period of a business combination, which is not to exceed one year, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocable to the excess over the fair value of assets acquired. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related costs in a business combination are expensed as incurred.

For transactions accounted for as asset acquisitions, the Company allocates the fair value of acquisition consideration to the acquired identifiable assets acquired and liabilities assumed at cost on a relative fair value basis. If a single asset is acquired, the entire cost is attributed to the acquired asset. In addition, for such asset acquisitions, no goodwill is recognized, acquisition-related costs are capitalized, and any associated contingent consideration is recorded when the amount of consideration is reasonably estimable and probable of being paid.

Future guaranteed payments of acquisition consideration in a business combination or asset acquisition that are non-contingent are treated as part of the consideration transferred and recognized as a liability at fair value at the time of acquisition. The liability is accreted up to its par value over the period of deferral through the recognition of periodic interest expense using the effective interest method in accordance with ASC 835, *Interest* ("ASC 835"). Interest expense is recorded in interest expense, net in the consolidated statements of operations.

Valuations of assets acquired and liabilities assumed require management to make significant estimates and assumptions, especially with respect to intangible assets acquired. The fair value of acquired identified intangible assets is determined by applying an income approach, using several significant unobservable inputs for projected cash flows and a discount rate. These inputs are considered Level 3 fair value measurements.

ORANGE COMET, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements

Customer Concentrations

During the year ended December 31, 2024, revenue from three customers accounted for approximately 98% of total revenue, with individual contributions of 73%, 18%, and 7%. No single customer accounted for more than 10% of the total revenue during the year ended December 31, 2022. During the year ended December 31, 2023, revenue from three customers collectively accounted for approximately 84% of total revenue, with individual contributions of 44%, 30%, and 10%.

Cash

The Company maintains cash balances at various financial institutions and such balances frequently exceed the amounts insured by the Federal Deposit Insurance Corporation. A failure of the banking institutions in which the Company has funds on deposit may result in a loss of deposits of amounts in excess of the then federally insured limit. Management believes that the financial institutions that hold the deposits pose minimal credit risk. Historically, the Company has not experienced any losses in such accounts. The carrying amount of cash is approximately the same as their respective fair values due to the short-term maturity of these instruments.

The following table provides a reconciliation of the amount of cash and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows (in thousands):

	December 31, 2024	December 31, 2023
Cash	$ 388	$ 7,333
Restricted cash	-	998
Cash and restricted cash as shown in the consolidated statements of cash flows	$ 388	$ 8,331

Accounts Receivable

Prior to January 1, 2024, the Company performed an analysis of the expected collectability of accounts receivable based on several factors, including the age and extent of significant past due accounts and economic conditions or trends that may adversely affect the ability of the debtors to pay their accounts receivable balances. Based on the Company's collectability analysis, an allowance for doubtful accounts was established, when deemed necessary. Effective January 1, 2024 (in connection with the adoption of ASU 2016-13; see additional discussion below), the Company determines an allowance for expected credit losses based on the best estimate of the amount of probable credit losses in accounts receivable. The allowance for expected credit losses is determined based on historical collection experience, reasonable and supportable forecasts, and any applicable market conditions. The allowance for expected credit losses also takes into consideration the Company's current customer information, collection history, and other relevant data. Changes in the Company's estimate to the allowance for expected credit losses are recorded through bad debt expense and account balances are written off against the allowance when it is deemed probable that the receivable will not be recovered. As of December 31, 2024, and 2023, the allowance for expected credit losses and doubtful accounts, respectively, was de minimis.

Digital Assets, Net

Digital assets include non-fungible tokens ("NFTs") and cryptocurrencies. The Company accounts for its digital assets as indefinite-lived intangible assets and subsequently measures its digital assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. Digital assets accounted for as intangible assets are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital asset at the time its fair value is being measured in the Company's principal market. Impairment expense is reflected under impairment and unrealized gains and losses on digital assets in the consolidated statements of operations. The Company assigns costs to transactions on a first-in, first-out basis. Realized gains and losses are reported as realized gain on disposal of digital assets and unrealized gains and losses are reported as impairment and unrealized gains and losses on digital assets in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment exclusively consists of computer equipment utilized by the Company. Depreciation expense is calculated using the straight-line method over the estimated useful life of three years and is recorded in general and administrative expenses within the consolidated statements of operations. Property and equipment are tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During the years ended December 31, 2024, and 2023, there were no impairment charges recognized for property and equipment.

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Computer equipment	$ 453	357
Less: accumulated depreciation	(296)	(117)
	$ 157	240

During the year ended December 31, 2024, the Company recognized $0.2 million of depreciation expense. During the year ended December 31, 2023, the Company recognized $0.1 million of depreciation expense.

Intangible Assets

The Company's intangible assets consist of developed technology and tradenames related to the Mint State Labs Inc. ("MSL") acquisition completed in December 2022 and licenses of intellectual property. Intangible assets are carried at cost, less accumulated amortization. Amortization expense is computed over the estimated useful life of each asset based on the expected pattern in which the economic benefits will be obtained, or on a straight-line basis when the pattern cannot be reliably determined. Tradenames and developed technology have estimated useful lives of three years and four years, respectively. Licenses of intellectual property are amortized over the term of each license arrangement. The intangible assets are tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During the year ended December 31, 2024, there was no impairment charges recognized for definite-lived intangible assets.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair value of the net assets acquired. Goodwill is tested for impairment at least annually, and between annual impairment tests if events or changes in circumstances indicate the carrying value may be impaired. If it is more likely than not that goodwill is impaired, the Company compares the estimated fair value to its respective carrying value. If the carrying value is greater than its fair value, then an impairment charge is recognized for the excess and charged to operations in the period in which the impairment occurs. Determining the fair value is subjective and requires the use of significant estimates and assumptions, including financial projections for net sales, gross margin and operating margin, discount rates, terminal growth rates and future market conditions, among others. During the year ended December 31, 2024, there was no impairment charges recognized for goodwill.

Convertible Debt

The Company has elected the fair value option for accounting for its convertible debt instruments pursuant to ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity* ("ASC 815-40"). Under the fair value option, convertible debt is initially recognized at fair value, with issuances costs expensed as incurred. Subsequent changes in the fair value of the convertible debt are recognized in Other Comprehensive Income ("OCI") or nonoperating income (loss) depending on whether the change is related to instrument specific credit risk or base market risk, respectively. Interest expense on convertible debt instruments accounted for using the fair value option is recognized as it is incurred each month and recorded in interest expense, net in the consolidated statements of operations.

Sale of Future NFT Revenues

The Company has one outstanding arrangement under which the counterparty provided the Company with an up-front payment, which the Company is required to repay using proceeds from certain future NFT sales. The funding received is accounted for as a debt obligation in the consolidated balance sheets and no interest expense is recognized as the Company's obligation is limited to the amount of funding initially received. When revenue is generated from the sale of NFTs in the future, the Company will recognize amounts received from customers as revenue and remit all payments to the counterparty to reduce the debt obligation. The liability is recognized in other noncurrent liabilities in the consolidated balance sheet as of December 31, 2024, and is presented as a noncurrent liability as repayment is not expected to occur during the 12-month period following December 31, 2024.

Intellectual Property Contracts

During 2022 and prior years, the Company entered into certain contracts with intellectual property ("IP") owners to allow for the collaboration between the parties toward the development of NFT-related products. These contracts were not licenses of the underlying IP and required future royalty payments to the IP owner (subject to certain minimums) should a product be approved by both parties and launched. The future minimum payments under the arrangements are recognized as liabilities at their net present value at contract inception. The liability is accreted up to its par value over the period of deferral through the recognition of periodic interest expense using the effective interest method in accordance with ASC 835. Interest expense is recorded in interest expense, net in the consolidated statements of operations.

Warrants and Simple Agreements for Future Equity ("SAFEs")

The Company accounts for SAFEs and warrants as either equity-classified or liability-classified instruments based on the assessment of the specific terms of the arrangement and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC 815-40. The assessment considers whether the SAFEs or warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether they meet all of the requirements for equity classification under ASC 815-40, including whether they are indexed to the Company's own common stock, among other conditions for equity classification.

For instruments that meet all of the criteria for equity classification, the instrument is recorded at fair value as a component of additional paid-in capital at the time of issuance. For instruments that do not meet all the criteria for equity classification, the instrument is recorded at its initial fair value on the date of issuance and adjusted to the current fair value at each balance sheet date thereafter. Changes in the estimated fair value of liability-classified SAFEs or warrants are recognized as a component of nonoperating expense on the consolidated statements of operations (see Note 9 and Note 10).

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

In 2022 and prior, the Company listed NFTs for sale on a third-party marketplace such as OpenSea. Once the NFT was purchased, the Company recognized revenue from the initial sale of the NFT, and subsequently sell-on royalties are recognized at a later time when the secondary sales occur (i.e., the original NFT purchaser subsequently sells the NFT to a third party on OpenSea). Revenue from sale of these NFTs was earned in Ethereum (ETH) or wrapped Ethereum (wETH) and the conversion rate at the time of sale of the NFT was used to recognize revenue in USD.

When the Company sold NFTs through a third party's platform, payment from the customer was due at the time of purchase and the Company was generally charged a listing fee (ranging between 2.5% and 7.5% of the sale price) which was deducted from the sale proceeds prior to being deposited to the Company's digital asset wallets. Judgement is required in determining whether the Company is the principal or the agent when there is a third party involved in facilitating the sale of NFTs. The Company evaluated whether to present revenue on a gross versus net basis based on whether it controls the NFT prior to the sale. The Company has determined it is the principal because it (i) has control of the NFT and bears the risk of loss of the NFT, (ii) has the discretion to establish prices, and (iii) is responsible for fulfilling the transfer of NFT to the buyer. Therefore, the Company reported revenue on a gross basis when the NFT was sold. Costs associated with the third party's listing fee were recognized as Cost of revenue.

In connection with the sale of the NFT, the Company occasionally provided add-on incentives to the NFT buyers. Add-on incentives were either in the form of cash or other non-cash assets. When the add-on incentives were in the form of cash, they were accounted for as consideration payable to customer, resulting in a reduction of revenue.

When add-on incentives were in the form of other non-cash assets, the Company evaluated whether the add-on incentives gave rise to a material right, which was a separate performance obligation. The Company estimated the stand-alone selling price of the add-on incentives and allocated a portion of the NFT sales revenues to that performance obligation on a relative stand-alone selling price basis. The sales revenues allocated to add-on incentives were not recognized until the add-on incentives were exercised or expired. In 2023, add-on incentives accounted for less than 1% of revenue earned from the sale of previous NFTs.

When NFTs are subsequently resold in the secondary market, the Company is entitled to receive sell-on royalties from the NFT resellers. Such sell-on royalties are typically shared on a 50/50 basis between the Company and the intellectual property ("IP") partners based on the terms of the licensing agreement. Sell-on royalties are considered variable consideration as part of the original sale of NFTs. The Company has determined that the variable consideration is highly variable and uncertain at the time of the original NFT sale because it is unknown what the ultimate sale price will be in a secondary sale. Therefore, the sell-on royalties are not recognized at the time of the original NFT sale. At time of the secondary sale, the sell-on royalties will be recognized since the variable consideration is no longer constrained. Any amount of sell-on royalties paid to the IP partners would be recognized as operating expense.

Cost of Revenue
Cost of revenue primarily includes NFT minting fees, and licensing fees to entertainment organizations and influential figures for NFT development.

Selling and Marketing
Selling and marketing expenses primarily includes royalty payments to IP partners, advertising and marketing programs, and personnel related expenses including salaries, benefits, and stock-based compensation. Selling and marketing costs are expensed as incurred. Advertising costs are expensed as incurred and amounted to $0.3 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively.

General and Administrative
General and administrative expenses primarily includes independent contractor costs, personnel-related costs including salaries, benefits, and stock-based compensation, acquisition costs and professional service costs. These expenses also include travel, depreciation and other corporate costs not allocated to other expense categories. General and administrative costs are expensed as incurred.

Research and Development
Research and development expenses primarily includes independent contractor costs, and personnel-related costs including salaries, benefits, and stock-based compensation. Research and development costs are expensed as incurred.

Software Development Costs
The Company is required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under the Company's current practice of developing games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. No software development costs have been capitalized to date.

Income Tax (Benefit) Provision
The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement's carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the

enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022, respectively. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Stock-Based Compensation
The Company has granted stock-based awards consisting of stock options, warrants, and restricted stock units ("RSUs") to employees and non-employees. For stock-based awards that vest subject to the satisfaction of a service requirement, the compensation expense is recognized using the straight-line method over the requisite service period, which is generally the vesting period. For awards that contain performance-based vesting conditions, expense is not recognized until it is probable that the vesting conditions will be met. If it is probable that the vesting conditions will be met, expense is recognized over the expected performance achievement period of the performance-based vesting conditions. Forfeitures are accounted for when they occur. For awards granted to employees, the expected term is calculated using the simplified method. The Company calculated the expected term of non-employee awards using the midpoint between the vesting date and the contractual term, which is consistent with the method used for employee awards.
In determining the fair value of the stock-based awards granted to employees and non-employees, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and requires significant judgment.

- *Fair Value of Common Stock* — The fair value of the Company's common stock is determined by its Board of Directors. Given the absence of a public trading market, the Company's Board of Directors considers numerous objective and subjective factors to determine the fair value of common stock at each grant date. These factors include, but are not limited to: (i) contemporaneous valuations of common stock performed by unrelated third-party specialists; (ii) the prices for common stock and other ownership units sold to outside investors; (iii) the rights, preferences and privileges of other ownership units relative to common stock; (iv) the lack of marketability of common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company, given prevailing market conditions. The fair value of common stock for stock-based payment awards granted between valuation dates is determined by interpolation between the closest valuation dates.

- *Expected Term* — The expected term represents the period that the Company's stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), which is used for "plain-vanilla" options, as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term. If vesting is dependent on satisfying a performance condition that is not probable of being achieved and the service period is not explicitly stated, the Company estimates the expected term as the contractual term.

- *Volatility* — Because the Company is privately held and does not have an active trading market for its common stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.

- *Risk-free Rate* — The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

- *Dividends* — The Company has never paid dividends on its common stock and does not anticipate paying dividends on common stock. Therefore, the Company uses an expected dividend yield of zero.

Net Loss per Share
Basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted loss per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods.

For both periods presented, the weighted average number of shares used to compute basic and diluted net loss per share is the same since the effect of potentially dilutive securities is antidilutive. The following securities were excluded due to their anti-dilutive effect on net loss per common share recorded for the years ended December 31, 2024 and 2023:

| | Year Ended December 31, | |
	2024	**2023**
Stock options outstanding	10,692,660	9,197,919
Warrants outstanding	3,706,831	3,162,399
Restricted stock units outstanding	2,425,000	2,425,000
Total	16,824,491	14,785,318

This table excludes common shares potentially issuable under convertible debt instruments and SAFEs as the potentially issuable shares are unknown.

Recent Accounting Pronouncements

Recently Adopted Standards
In June 2016, the FASB issued ASU No 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). This ASU added a new impairment model (known as the current expected credit losses ("CECL") model) that is based on future expected losses rather than incurred losses. Under the new guidance, an entity recognizes an allowance for its estimate of expected credit losses and applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a risk of loss. In November 2019, the FASB issued ASU No. 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates*, which deferred the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2016-13 on January 1, 2023 using the modified retrospective transition method as provided by the standard. The implementation of ASU 2016-13 did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options* (Subtopic 470-20) and *Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06"), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. ASU 2020-06 allows for a modified or full retrospective method of transition. This update is effective for the Company beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2020-06 as of January 1, 2022 using a modified retrospective adoption method, with no material impact to the Company's consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted
In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The standard will be effective beginning December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, *Accounting for and Disclosure of Crypto Assets (Topic 350-60)*, to enhance decision-useful information about such assets and to better reflect the underlying economics of cryptocurrency transactions. The standard will be effective beginning December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, I*ncome Taxes—Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which modifies the rules on income tax disclosures to enhance the transparency and decision-usefulness of income tax disclosures; particularly in the rate reconciliation table and disclosures about income taxes paid. The amendments also eliminate certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The standard will be effective beginning December 15, 2025, with early adoption permitted. All entities are required to apply the guidance prospectively but have the option to apply it retrospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3. **Acquisition**

On December 20, 2022, the Company acquired 100% of the outstanding shares of MSL, an entertainment and gaming technology provider helping creators build, distribute, and market blockchain-powered experiences, for a total purchase consideration of $7.7 million, representing the estimated fair value of 1,875,000 shares of the Company's common stock issued to the sellers. With this purchase, MSL became a wholly owned subsidiary of the Company. Acquisition-related costs of $0.1 million were included in general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2022.

The acquisition was accounted for as a business combination in accordance with ASC 805. The excess of purchase consideration over the fair value of the net assets acquired was $6.1 million and was recorded as goodwill. Goodwill reflects the synergistic value of the customer base and the technology of the company acquired and the Company's ability to leverage the existing and newly acquired resources to expand product offerings and profitability. The fair value of intangible assets acquired was determined by management, with the assistance from an independent business appraiser, based on an income based and market valuation approach. The total contractual gross receipts acquired were less than $0.1 million. The acquisition had a $0.6 million net positive impact against the deferred tax liability for the year, reflected as an addition to goodwill. The remaining $5.4 million in goodwill resulting from the acquisition is not expected to be deductible for U.S. federal income tax purposes.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands):

Cash	$	15
Accounts receivable		38
Intangible Assets		
Trade name		350
Developed technology		1,862
Liabilities		
Accounts payable		(45)
Deferred tax liability		(660)
Other current liabilities		(9)
Total identifiable net assets		**1,551**
Fair value of purchase consideration		7,650
Goodwill	$	**6,099**

The weighted average useful life of each identifiable intangible asset is as follows:

	Weighted Average Useful Life
Trade name	3 years
Developed technology	4 years

4. Digital Assets

All of the Company's cryptocurrency holdings are ETH or wETH and are level 1 fair value measurements. The following table presents those cryptocurrencies on a combined basis as they are both fungible and always exchangeable for one another in the same value (in thousands):

	December 31, 2024	December 31, 2023
Beginning Cryptocurrency Balance	$ 36	$ 44
Exchange of fiat currency to cryptocurrencies	—	—
Revenue earned from NFT sales, net	3	329
Proceeds from exchange of cryptocurrencies to fiat currency	—	(260)
Cryptocurrencies used to purchase NFTs	—	(1)
Cryptocurrencies used to pay operating expenses	—	(111)
Realized gain on sale of cryptocurrencies	—	29
Impairment of cryptocurrencies	—	(20)
Unrealized gain (loss) on cryptocurrencies	10	26
Ending Cryptocurrency Balance	$ 49	$ 36

The following table presents information about the Company's NFT holdings (in thousands):

	December 31, 2024	December 31, 2023
Beginning NFT Balance	$ —	$ 59
NFT Purchases	—	1
NFTs Burned/Impaired	—	(60)
Ending NFT Balance	$ —	$ —

During each of the years ended December 31, 2024 and 2023, the Company recorded impairment charges of $0.0 million and $0.1 million, respectively, on its cryptocurrency holdings and NFT holdings.

5. Intangible Assets

Intangible assets consisted of the following as of December 31, 2024 (in thousands):

	Gross Book Value	Accumulated Amortization	Net Book Value
Tradename	$ 350	$ (234)	$ 116
Developed technology	1,862	(930)	932
Licensed IP	9,060	(3,061)	5,999
Total intangible assets	$ 11,272	$ (4,225)	$ 7,047

Intangible assets consisted of the following as of December 31, 2023 (in thousands):

	Gross Book Value	Accumulated Amortization	Net Book Value
Tradename	$ 350	$ (117)	$ 233
Developed technology	1,862	(465)	1,397
Licensed IP	8,032	(1,040)	6,992
Total intangible assets	$ 10,244	$ (1,622)	$ 8,622

During the year ended December 31, 2024 and December 31, 2023, the Company capitalized $1.3 and $8.0 million respectively, of licensed IP intangible assets associated with licensing agreements that provide for minimum guaranteed royalty obligations (see Note 7).

The Company recognized total amortization expense of $2.6 million during the year ended December 31, 2023, $2.0 million of which is recognized in cost of revenue and $0.6 million of which is recognized in research and development expenses in the consolidated statement of operations. Total amortization expense was $1.6 million during the year ended December 31, 2023, $1.6 million of which is recognized in cost of revenue and $0.6 million of which is recognized in research and development expenses in the consolidated statement of operations.

Estimated future amortization relating to intangible assets is as follows (in thousands):

Year Ended December 31,	Amortization
2025	2,822
2026	2,223
2027	1,163
2028	839
	$ 7,047

6. License Fees Payable

The Company enters into arrangements through which it licenses the rights to certain entertainment properties for the purpose of creating gamified experiences and digital collectibles. These transactions are accounted for as acquisitions of intangible assets (See Note 5). These arrangements have terms that expire between 2025 and 2028 and generally require the Company to make up-front payments and may include non-refundable guaranteed minimum royalties in addition to royalty payments that are contingent upon generating revenue using the licensed property. The average royalty rate in the outstanding contracts as of December 31, 2024 is 44% and contracts generally contain annual minimums that the Company must meet.

As of December 31, 2024, the weighted average effective interest rate utilized to accrete the fair value of the license fees payable to the future amounts payable was 14%, which is used to determine the amount of periodic interest expense recognized related to the liabilities.

The following table contains information regarding license fees payable during the year ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
New liabilities	$ 1,290	$ 8,032
Repayments	630	860
Interest expense	1,144	382

As of December 31, 2024, contractual future minimum royalty payments due under license agreements is as follows (in thousands):

Year Ending December 31,	Amount
2025	$ 4,660
2026	3,400
2027	1,350
2028	1,500
Total Contractual Payments	$ 10,910
Less: Imputed Interest	(1,992)
Short-Term Liability	$ 4,660
Long-Term Liability	$ 4,258

7. Sale of Future NFT Revenue

In November 2023, the Company entered into an arrangement with a web3 blockchain company through which the Company will develop a blockchain presence on the Sui Protocol, including the design and development of the games, and the minting and issuance of non-fungible tokens in connection therewith, on the Sui Protocol. Under this agreement, the counterparty provided the Company with an up-front payment of $1.3 million, which the Company is required to repay using proceeds from certain future NFT sales. The repayment obligation is non-recourse to the Company's other assets or revenue generated outside of the specifically identified future NFT sales. No interest is required to be paid under the arrangement and the Company is not responsible for any shortfalls in proceeds from the NFT sales. In the event the NFT sales generate cash in excess of $1.3 million, the Company is entitled to retain the excess cash. The initial term of the arrangement is three years and is subject to renewal upon mutual agreement from both parties.

8. SAFEs

In July 2022, the Company issued third-party investors SAFEs in the amount of $3.4 million (the "2022 SAFEs"). Upon the next qualified financing transaction, the 2022 SAFEs would convert into shares of the Company's equity at a 20% discount. The 2022 SAFEs were classified as liabilities and were recorded at fair value upon issuance and required to be subsequently remeasured to fair value on a recurring basis. The fair value of the Company's 2022 SAFEs was classified as a Level 3 measurement within the fair value hierarchy. The valuation used certain unobservable assumptions and estimates in a discounted cash flow model.

There was no change in the fair value of the 2022 SAFEs during the year ended December 31, 2022. On February 6, 2023, in connection with the Private Placement Transaction (see Note 10), the 2022 SAFEs settled and were converted into 529,648 shares of common stock and warrants to purchase 252,234 shares of common stock, at which point the 2022 SAFE liabilities were extinguished. The fair value of the 2022 SAFEs at the time of settlement was based on the fair value of the shares and warrants issued in settlement of the 2022 SAFEs and resulted in $0.1 million of nonoperating expense related to the change in fair value during the year ended December 31, 2023 (through the settlement date).

The table below summarizes the key inputs used in the valuation of the 2022 SAFEs as of December 31, 2022:

	December 31, 2022
Expected term (in years)	2.00
Expected volatility	145.9%
Discount for lack of marketability	49.0%
Expected dividend yield	0%
Fair value of common stock	$4.08

On May 25, 2023, the Company issued a SAFE (the "2023 SAFE") and warrants (the "2023 SAFE Warrants") to a single investor in the amount of $3.0 million (the "2023 SAFE"), resulting in net proceeds of $2.6 million. The proceeds from the issuance were allocated to the 2023 SAFE first at its fair value of $2.0 million, with the remaining $0.7 million (net of $0.1 million of issuance costs) allocated to the equity-classified 2023 SAFE Warrants. The Company recognized $0.2 million of issuance costs that were allocated to the 2023 SAFE as an expense in the statement of operations for the year ended December 31, 2023.

Upon the next qualified financing transaction, the 2023 SAFE converts into shares of the Company's equity at a discount ranging from 20% to 50%. Upon a liquidity event or a dissolution event (including an initial public offering or direct listing or change of control), repayment is required in cash. The 2023 SAFE is classified as a liability, requiring remeasurement to fair value on a recurring basis with changes in fair value recorded in the consolidated statements of operations.

The fair value of the Company's 2023 SAFE is a Level 3 measurement within the fair value hierarchy. The valuation is based on a combination of a discounted cash flow model and a Black Scholes model, with various inputs as further described below.

As of December 31, 2024, the 2023 SAFE remained outstanding and the Company recognized $0.5 million of nonoperating expense related to the remeasurement of the SAFE during the year ended December 31, 2024 and $0.3 million of nonoperating expense during the year ended December 31, 2023.

The table below summarizes the key inputs used in the valuation of the 2023 SAFE:

	June 30, 2024	December 31, 2023	May 25, 2023
Expected term (in years)	0.83 - 2.00	0.40 - 2.40	1.00 - 3.00
Expected volatility	54.1%	59.6%	63.2%
Discount rate	20% - 50%	44.6%	45.9%
Risk-free rate	4.7%	4.01%	4.21%
Expected dividend yield	0%	0%	0%
Fair value of common stock	$1.08	$3.81	$4.63
Scenario probabilities (i.e., conversion, qualified financing, IPO, change of control)	5% - 75%	10% - 40%	10% - 40%

9. Warrants

The following is a summary of the Company's outstanding warrants as of December 31, 2024:

Warrant	Issued	Shares	Exercise Price	Expiration
Advisor warrants	June 2023	675,000	$4.08 - $5.00	May – December 2027
Private Placement Warrants	February 2023	1,350,129	$4.08 - $12.00	February 2028
2023 SAFE Warrants	May 2023	318,810	$9.41	May 2030
Convertible Note Warrants	December 2023 – April 2025	937,982	$8.06	December 2028
General Warrants	2023 – 2024	425,000	$3.81 - $5.00	February 2029 – May 2030

Refer to Note 13 for a discussion of the warrants issued to advisors.

Private Placement Warrants
On February 6, 2023, the Company issued common stock, warrants, and convertible promissory notes to multiple investors for total proceeds of $7.2 million (net proceeds of $7.0 million, net of issuance costs) (the "Private Placement Transaction"). Refer to Note 11 for a discussion of the convertible debt and Note 12 for a discussion of the common stock.

Of the total warrants issued, 625,000 warrants (the "Main Investor Warrants") were initially issued to a preferential investor (the "Main Investor"). The Main Investor Warrants have an exercise price of $4.08 per share and expire five years after issuance. The number of warrants that the Company was required to issue was subject to an increase of 50% in the event the Company failed to raise a certain level of capital prior to December 31, 2023. The Main Investor Warrants were classified as liabilities upon issuance and were initially recorded at their fair value of $3.2 million, with changes in fair value recognized in nonoperating expenses (classified in change in fair value of warrants and SAFEs in the consolidated statement of operations). During the year ended December 31, 2023, the Company recognized $0.9 million of nonoperating income related to remeasurement of the Main Investor Warrants (classified in change in fair value of warrants and SAFEs in the consolidated statement of operations). On December 31, 2023, as a result of not reaching certain financing levels, the Company issued the Main Investor additional warrants exercisable into 312,500 shares of common stock on the same terms as the initial warrants issued to the Main Investor.

While liability classified, the fair value of the Company's Main Investor Warrants was classified as a Level 3 measurement within the fair value hierarchy. The Company used the Black Scholes model to value the Main Investor Warrants.

The table below summarizes the key inputs used in the valuation of the Main Investor Warrants:

	February 15, 2023	December 31, 2023	June 30, 2024
Expected term (in years)	4.98	4.11	2.5
Expected volatility	110.7%	89.3%	80.9%
Risk-free rate	4.0%	3.8%	4.6%
Expected dividend yield	0.0%	0.0%	0.0%
Fair value of common stock	$5.00	$3.81	$3.01

In addition to the transactions with the Main Investor, on February 6, 2023, the Company issued 160,305 warrants (the "Other Investor Warrants") to various investors and brokers, which are classified as liabilities. The Other Investor Warrants have an exercise price of $12.00 per share and expire five years after issuance. Net proceeds of $0.6 million were allocated to the Other Investor Warrants.

The Company also issued 252,324 warrants to those investors that had their 2022 SAFEs converted as part of the Private Placement Transaction (the "2022 SAFE Warrants"). The 2022 SAFE Warrants had an initial fair value of $0.9 million, which was recognized as part of the settlement of the 2022 SAFEs. Refer to Note 9 for further details regarding the settlement.

The Company expensed $0.1 million of issuance costs in the consolidated statement of operations for the year ended December 31, 2023 that were allocated to the Other Investor Warrants and 2022 SAFE Warrants. During the year ended December 31, 2023, the Company recognized $0.8 million of nonoperating income related to remeasurement of the Other Investor Warrants and 2022 SAFE Warrants (classified in change in fair value of warrants and SAFEs in the consolidated statement of operations).

The fair value of the Company's Other Investor Warrants and 2022 SAFE Warrants were classified as Level 3 measurements within the fair value hierarchy. The valuations are based on the Black Scholes model with key inputs being the same as those for the Main Investor Warrants disclosed above.

2023 SAFE Warrants
On May 25, 2023, in connection with the issuance of the 2023 SAFE (see Note 9), the Company issued the 2023 SAFE Warrants, with allocated proceeds of $0.8 million (net of $0.1 million of allocated issuance costs). Each of the 2023 SAFE Warrants will entitle the holder to purchase one share of common stock (total of 318,810 shares) at an exercise price of $9.41 and will expire seven years from the date of issuance. The 2023 SAFE Warrants are classified as equity. As of December 31, 2023, the 2023 SAFE Warrants remained outstanding.

The fair value of the 2023 SAFE Warrants at the time of issuance was a Level 3 fair value measurement and was based on following key inputs:

	May 25, 2023
Expected term (in years)	7.00
Expected volatility	63.2%
Risk-free rate	3.8%
Expected dividend yield	0.0%
Fair value of common stock	$4.63

Convertible Note Transaction Warrants
On December 14, 2023, the Company issued convertible promissory notes (the "Convertible Debt") and warrants (the "Convertible Note Warrants") for proceeds of $6.7 million (the "Convertible Note Transaction"). Liability-classified warrants to purchase 618,460 shares of common stock at an exercise price of $8.0644 per share were issued. The proceeds from the Convertible Note Transaction allocated to the Convertible Debt (see Note 11) and the Convertible Note Warrants based on the fair value of each instrument, with proceeds of $1.3 million allocated to the Convertible Note Warrants. The company issued additional convertible promissory notes and warrants on January 31, 2024, March 8, 2024, and April 25, 2024, for $0.5 million, $2.4 million and $0.5 million respectively. Liability-classified warrants to purchase 319,432 shares of common stock at an exercise price of $8.0644. Of the amount issued, $0.5 million was

allocated to the Convertible Note Warrants. The $2.4 million issued on March 8, 2024, included a rollover of $0.4 million plus interest from the convertible note issued as part of the February 6, 2023, Private Placement Transaction.

As of December 31, 2024, the Convertible Warrants remained outstanding. There was $0.1 million change in the fair value of the Convertible Note Warrants during the year ended December 31, 2024.

The fair value of the Company's Convertible Note Warrants was classified as a Level 3 measurement within the fair value hierarchy. The valuation is based on the Black Scholes model and includes the following key inputs:

	December 14, 2023	January 31, 2023	March 8, 2023	April 25, 2023	June 30, 2023
Expected term (in years)	4.99	2.92	2.92	2.92	2.5
Expected volatility	89.3%	87.6%	87.6%	91.2%	80.9%
Risk-free rate	3.8%	4.1%	4.0%	4.2%	4.6%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Fair value of common stock	$3.81	$1.52	$1.52	$1.57	$1.94

10. Convertible Debt

Private Placement Convertible Debt

On February 6, 2023, in connection with the Private Placement Transaction (see Note 10), the Company issued two one-year maturity promissory notes with an aggregate principal balance of a $0.4 million (the "Main Investor Notes"). The Main Investor Notes are payable on demand at any time after February 8, 2024 and bear interest at a rate of 8% per annum. The Main Investor Notes are convertible at any time, at the option of the holder, into shares of the Company's common stock at a conversion price per share equal to $8.00. The Main Investor Notes automatically convert into shares of the Company's equity in the event of qualified equity financing transaction.

The Company elected the fair value option for the Main Investor Notes and therefore recognizes the convertible debt at fair value upon issuance and as of each balance sheet date. These Main Investor Notes along with accrued interest were converted into the Convertible Note Transaction which occurred on March 8, 2025. As of December 31, 2024, there were no amounts outstanding in relation to these Main Investor Notes

Convertible Note Transaction

Starting on December 14, 2023, through April 25, 2024, in connection with the Convertible Note Transaction (see Note 10), the Company issued convertible promissory notes (the "Convertible Notes") and the Convertible Note Warrants for total proceeds of $10 million, $8.2 million of which was allocated to the fair value of the Convertible Notes. The Convertible Note bears interest at a rate of 15% per annum, payable quarterly beginning in 2024. The Convertible Note is due upon maturity in December 2025 through April 2025 and the Company has the right at any time to extend the maturity date by one year in exchange for an increased interest rate of 18% per annum. Further, the Convertible Notes are convertible, at any time, at the option of the holder, into shares of the Company's common stock at a conversion price per share equal to $6.4515. The Convertible Note will automatically convert into shares of the Company in the event of qualified financing transaction at a discount between 20% and 25%.

A table of the issuances of these convertible notes is below (in thousands, except for number of warrants issued):

	December 14, 2023	January 31, 2023	March 8, 2023	April 25, 2023
Total Proceeds	$6,650	$500	$2,435	$500
Allocated to Fair Value of Convertible Note	$5,383	$429	$2,079	$429
Allocated to Fair Value of Warrants	$1,267	$71	$356	$71
Maturity Date	Dec 2025	Jan 2026	Mar 2026	Apr 2026
Warrants Issued	618,460	90,146	438,955	90,146

The Company elected the fair value option for the Convertible Notes and therefore recognizes the debt at fair value upon issuance and as of each balance sheet date. As of December 31, 2024, and December 31, 2023, the Convertible Notes had a fair value of $12.1 million and $5.4 million respectively.

The fair value of the Company's Convertible Notes was classified as a Level 3 measurement within the fair value hierarchy. The valuation was conducted using a combination of a discounted cash flow model and a Black Scholes model. The table below summarizes the key inputs used in the valuation of the Convertible Notes:

	December 14, 2023	January 31, 2023	March 8, 2023	April 25, 2023	June 30, 2023
Expected term (in years)	1.00 - 6.00	.092 - 2.00	0.81 - 2.00	1.01 - 2.01	0.83 - 1.82
Expected volatility	81.3% - 116.6%	97.9% - 121.4%	91.8% -114.9%	84% - 89.5%	87.9% - 89.2%
Discount rate	91.6%	43.3%	44.6%	67.6%	111.9%
Risk-free rate	3.9% - 4.8%	4.5% - 4.8%	4.8% - 5.1%	5.0% - 8.2%	4.8% -5.2%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value of common stock	$3.81	$3.21	$3.89	$5.35	$5.44
Scenario probabilities (i.e., conversion, qualified financing, IPO, change of control)	10% - 40%	10% - 40%	10% - 40%	0% - 75%	0% - 75%

Future maturities of convertible debt as of December 31, 2024 are as follows (in thousands):

Year Ending December 31,	Amount
2025	$ 6,650
2026	3,435
Total	$ 10,085

11. Shareholders' Equity

Common Stock

As of December 31, 2024, the Company has authorized 80,000,000 shares of common stock. Common stock issued and reserved for issuance as of December 31, 2024, and December 31, 2022, consisted of the following (excluding common stock that may be issued for the conversion of instruments that are subject to variable share conversion features based on future events, including SAFEs and Convertible Notes):

	As of December 31,	
	2024	**2023**
Common stock outstanding	19,058,052	18,600,217
Common stock options outstanding	10,692,660	9,197,919
Restricted stock units outstanding	2,337,500	2,425,000
Common stock warrants outstanding	3,706,831	3,162,399
Common stock options available for grant under 2021 Equity Incentive Plan	1,969,720	3,376,961
Total	37,764,763	36,762,496

The holders of common stock have various rights and preferences as follows:

Voting
The holders of shares of common stock are entitled to elect the directors of the Company. Each holder of common stock shall be entitled to one vote for each share of common stock held.

Dividends
When and if declared by the Board of Directors, holders of common stock are entitled to dividends in proportion to the number of shares of common stock held. No dividends have been declared since inception.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the remaining assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, the remaining available proceeds, as the case may be, shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Co-Founder Stock Purchase

In December 2024, the Company issued 92,858 shares of common stock, which resulted in $0.5 million of the total net proceeds being allocated to the common stock (net of $0.0 million of issuance costs allocated to the common stock).

Reg CF

On August 12, 2024, the company launched a Reg CF with Dealmaker to raise up to $5.0 million by selling securities at $7.00 a share. Through December 31, 2024, the company has raised $2.1 million from the sale of 339,984 shares of common stock (net of $0.2 million of issuance costs allocated to the common stock).

Private Placement Common Stock

On February 6, 2023, in connection with the Private Placement Transaction (see Note 10), the Company issued 905,442 shares of common stock, which resulted in $2.9 million of the total net proceeds being allocated to the common stock (net of $0.2 million of issuance costs allocated to the common stock).

2022 Issuance of Common Stock

During the year ended December 31, 2021, the Company issued 1,000,000 shares of common stock in exchange for a $5.0 million stock subscription receivable. On January 4, 2022, the Company received $5.0 million in cash in satisfaction of the stock subscription receivable.

Preferred Stock

As of December 31, 2023, the Company has authorized 20,000,000 shares of preferred stock. As of December 31, 2023, all shares of preferred stock were available for issuance.

The Board of Directors (without further stockholder action) can designate one or more series or classes of preferred stock and can determine the rights, preferences and privileges of such preferred stock at the time of issuance.

12. Stock Incentive Plans

In April 2021, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan") pursuant to which the Company's Board of Directors may grant stock options, stock appreciation rights, restricted stock units, cash-based awards or stock awards to employees and non-employees of the Company. Options granted under the 2021 Plan may be either incentive stock options or non-qualified stock options. Incentive stock options ("ISO") may be granted only to the Company's employees (including officers and directors who are also employees). Non-qualified stock options ("NSO") may be granted to the Company's employees and consultants. As of December 31, 2024, the Company had authorized 15,000,000 shares available to be issued under the 2021 Plan.

Options issued under the 2021 Plan are granted at an exercise price of not less than 100% of the fair market value per share of the common stock on the grant date as determined by the Company's Board of Directors, provided that the exercise price of an ISO granted to a 10% stockholder will not be less than 110% of the fair market value of the shares on the date of grant. The options generally vest with respect to 25% of the shares one year after the options' vesting commencement date, and the remainder generally vest in equal monthly installments over the following three years. Options have a maximum term of ten years. In the event of voluntary or involuntary termination of employment with the Company for any reason, with cause, all unvested options are forfeited, and all vested options must be exercised within a 90-day period, or they become forfeited, although the Board of Directors can approve an extension of the exercise period beyond the 90-day limit.

Stock Options

The following table summarizes the Company's stock option activity under the 2021 Plan:

	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2024	9,197,919	$2.72	7.52	$10,860
Granted	2,553,000	$3.81	—	—
Exercised	—	—	—	—
Forfeited/cancelled/expired	(1,058,259)	$3.81	—	—
Outstanding as of December 31, 2024	10,692,660	$2.86	6.75	—
Exercisable as of December 31, 2024	9,408,552	$2.73	6.42	—

The weighted-average grant-date fair value of stock options granted was $2.08 and $3.57 per share for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2024, the total stock-based compensation expense related to nonvested awards not yet recognized was $2.6 million, which will be recognized over a weighted average vesting period of 1.86 years.

Stock-based compensation expense related to the stock options is recorded in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Selling and marketing	$ —	$ 607
General and administrative	4,046	4,136
Research and development	1,561	2,120
Total stock-based compensation	$ 5,607	$ 6,863

The following assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Expected term (in years)	5.38 – 5.92	5.00 – 6.05
Expected volatility	56.5% – 57.3%	126.0% – 127.3%
Risk-free rate	4.2% – 4.2%	3.6% – 3.7%
Expected dividend yield	0.0%	0.0%
Fair value of stock	$2.08 – $2.18	$3.50 – $3.65

.

Restricted Stock Units

The following table summarizes the Company's RSU activity under the 2021 Equity Incentive Plan:

	Number of Shares	Weighted-Average Grant Date Fair Value
RSUs outstanding and unvested as of January 1, 2024	2,425,000	$ 4.58
Forfeited	(87,500)	4.67
RSUs outstanding and unvested as of December 31, 2024	2,337,500	$ 4.58

The RSUs contain a double-trigger vesting schedule and as such they vest over a four-year period subject to a one-year cliff and monthly vesting thereafter, and, in addition to the time period vesting, the RSUs require the Company to either be acquired or go through an initial public offering. As it is not probable that all vesting conditions will be met, no compensation expense was recognized during the years ended December 31, 2024, or 2023.

As of December 31, 2024, the total unrecognized stock-based compensation expense related to nonvested RSUs is $10.7 million.

Advisor Warrants

The following table summarizes the Company's advisor warrant activity:

	Number of Warrants Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	875,000	$4.19	3.77	—
Warrants granted	125,000	$4.76	5.11	—
Outstanding as of December 31, 2023	1,000,000	$4.26	3.06	—
Exercisable as of December 31, 2023	898,167	$4.22	2.91	—

The Company issued 75,000 warrants during the year ending December 31, 2023, with a grant date fair value of $1.89 per warrant. In year ended December 31, 2024, the Company issued 125,000 warrants with a grant date fair value of $3.81. The following assumptions were used to estimate the fair value of the warrants granted during the year ended December 31, 2023, and 2024:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Expected term (in years)	5.01 – 6.27	3.17
Expected volatility	73.40%	63.2%
Risk-free rate	4.03% - 4.33%	4.2%
Expected dividend yield	0.0%	0.0%
Fair value of stock	$3.81	$4.08

The Company recognized stock-based compensation expense related to the advisor warrants of $0.5 million for the year ended December 31, 2024 and $1.1 million for the year ended December 31, 2023, which is recognized in general and administrative expenses in the consolidated statements of operations. As of December 31, 2024, the total stock-based compensation expense related to nonvested warrants not yet recognized was $0.2 million, which will be recognized over a weighted average vesting period of 1.13 years.

13. Income Taxes

For the years ended December 31, 2024 and December 31, 2023, net loss before taxes consists of the following (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
U.S. Operations:	$ (28,247)	$ (20,291)

Income tax expense attributable to income from continuing operations consist of (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Current income tax expense		
Federal	$ —	$ —
State	(2)	(2)
Total current income tax expense	(2)	(2)
Deferred benefit:		
Federal	—	—
State	—	—
Total deferred tax	—	—
Total (provision) benefit for income taxes	$ (2)	$ (2)

Income tax benefit (provision) attributable to net loss before taxes differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations as a result of the following:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Federal income tax (provision) benefit at the statutory rate	21.0 %	21.0 %
State income taxes, net of federal tax expense	0.8	1.1
State rate change	0.0	(3.7)
Provision to return adjustments	0.0	(4.2)
Nondeductible stock-based compensation expense	(1.5)	(2.8)
Nondeductible warrant expense	(0.4)	1.6
Nondeductible other expenses	(4,3)	(0.8)
Change in valuation allowance	(15.6)	(12.2)
Income tax (provision) benefit	0.0 %	0.0 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024, and 2023 are presented below (in thousands):

| | As of December 31, | |
	2024	2023
Deferred tax assets:		
Organizational costs	$ 4	$ 4
Stock-based compensation	4,322	3,517
Unrealized FX (gain)/loss	11	13
Fixed assets	15	7
Capitalized research expenses	1,601	1,298
Right of Use Assets	18	—
Deferred Revenue	287	—
Loss carryovers	7,875	5,039
Total gross deferred tax assets	14,133	9,878
Less Valuation Allowance	(13,909)	(9,518)
Net deferred tax assets	244	360
Deferred tax liabilities:		
Intangible assets, net	(296)	(360)
Lease Liability	(18)	—
Total deferred tax liabilities	(224)	(360)
Net deferred tax liabilities	$ —	$ —

The valuation allowance for deferred tax assets as of December 31, 2024 and 2023 was $13.9 million and $9.5 million, respectively. The net change in the total valuation allowance in 2024 and 2023 was an increase of $4.4 million and $2.5 million, respectively.

At December 31, 2024, the Company concluded, based upon the weight of available positive and negative evidence, primarily in the form of losses generated since inception, that it was more likely than not that it would not have sufficient future taxable income to realize the Company's federal and state deferred tax assets. As a result, the Company established a valuation allowance against deferred tax assets that are not supported by reversing deferred tax liabilities.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company's net operating loss carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss.

As of December 31, 2024, the Company has net operating loss carryforwards for federal income tax purposes of $33.6 million, which may be carried forward indefinitely. The Company has stated loss carryforwards of $7.1 million, which begin to expire in 2041. The Company has capital loss carryforwards of $0.7 million, which begin to expire in 2026.

As of December 31, 2024, tax years 2021 and forward were subject to examination by the IRS and the state tax authority. As of December 31, 2024, the Company was not subject to any federal or state income tax audits.

The Company is subject to examination by the Internal Revenue Service, as well as state and local taxing authorities in the U.S. All tax years for the Company generally remain open for examination by taxing authorities due to the Company carrying over its historical tax losses since its inception. The Company was not under examination by any taxing authority as of December 31, 2024.

As of December 31, 2024, and 2023, the Company did not have any unrecognized tax positions.

14. Commitments and Contingencies

Employee Benefit Plan

The Company has an employee benefit plan that contains a 401(k) salary deduction provision covering all employees who meet the eligibility requirements of the plan. Eligible employees are able to defer up to the lesser of 75% of their base compensation or the statutorily prescribed annual limit. The Company provides matching contributions to the plan and the current match is 100% of up to 4% of a participant's compensation that is contributed to the plan. Total Company contributions for both the years ended December 31, 2024, and 2023 were $0.1 million.

Indemnification Obligations

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to (i) certain agreements with the Company's officers and directors, under which the Company may be required to indemnify such persons for liabilities arising out of their relationships as officers or directors of the Company. The terms of such indemnification obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Historically, the Company has not been obligated to make significant payments under, and no liabilities have been recorded for these indemnification obligations.

Legal Proceedings

The Company may become subject to various legal proceedings and claims that arise in the ordinary course of business. The Company establishes accruals for lawsuits or disputes if and when it is determined that a loss is both probable and can be reasonably estimated. Accruals can be adjusted from time to time, in light of additional or changed information or based on a re-assessment of the risk and costs of proceeding with lawsuits and disputes. The Company is currently not aware of any such legal proceedings or claims that have a material impact on the business, financial condition or operating results.

On November 27, 2024, Stainless Games Ltd. filed a lawsuit against Orange Comet, Inc. in the US District Court for the Central District of California. Stainless alleged Orange Comet failed to make payments required under a Development and Publishing Agreement between the parties and asserted a variety of claims allegedly arising from and related to that Agreement. On Orange Comet's demand, Stainless dismissed that lawsuit pursuant to a provision in the Agreement requiring the parties to arbitrate all disputes. The parties are currently in potential settlement negotiations. Orange Comet maintains that it was Stainless that breached the Agreement, fully justifying Orange Comet's refusal to make payment thereunder, and Orange Comet would vigorously defend any arbitration between the parties. The dispute is not expected to have a material impact on Orange Comet's operations or financial condition.

Regulatory Inquiries

The Company has received inquiries from regulatory authorities in Wisconsin and California regarding the sale of NFTs, and Colorado regarding investments from certain individuals in that state. Orange Comet has fully cooperated with these inquiries and provided all requested information. The Company is dedicated to complying with all relevant laws and regulations. The Company received correspondence confirming closure of the Wisconsin inquiry. Although the outcomes of the other inquiries are uncertain, the Company does not expect them to have a material adverse effect on its financial condition or operations.

15. Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2024, through April 18, 2025, which is the date these consolidated financial statements were available to be issued.

In January and February 2025, the Company received funds from the sale of Common Stock to some of the Company's co-founders. The Company raised $1,204,503 by issuing 172,072 shares at $7 a share.

In March 2025, the Company received $3,00,000 from Hampton Investment Ventures, LTD. as an investment in the Northwest Roblox game development, with an additional $2,00,000 of funds available as an additional investment.

These funds are to be used solely for the development of the game and for game related expenses. These funds will be paid back from revenue generated from the game. Funds paid back will be based on net revenue, which is defined as revenue generated from the game less any platform fees, bank and credit card fees, sales tax, or any other fees related directly to the sale of the game. The Company will pay Hampton Investment Ventures, LTD, 100% of net revenue until Hampton Investment Ventures, LTD, has recouped 100% of their initial investment, thereafter, the Company will pay 50% of net revenue until an additional 50% of the initial investment has been recouped. Once 150% of the initial investment has been recouped Hampton Investment Ventures, LTD will be paid 20% of net revenues.

In March 2025, the Company received $125,000 by issuing 22,046 shares at $5.67 a share through a Stock Purchase Agreement to an investor.